NEWS RELEASE

BIRCH MOUNTAIN NOTIFIED BY AMEX THAT IT IS NOT IN COMPLIANCE
WITH CERTAIN CONTINUED LISTING STANDARDS

CALGARY, May 2, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) reports that on April 29, 2008, it received notice from the American Stock Exchange ("Amex" or the "Exchange"), Listing Qualifications Department (the "Amex Staff"), that the Company is below certain of the Exchange’s continued listing standards due to deficiencies in its financial condition and/or operating results under Sections 1003(a)(i), 1003(a)(ii), 1003(a)(iii) and 1003(a)(iv) of the Amex Company Guide, which is available at www.amex.com.

To maintain its Amex listing, Birch Mountain will submit a plan (the "Plan") to the Exchange by May 29, 2008, documenting the actions it has taken, and will take, to regain compliance with the continued listing standards by October 29, 2009. If the Plan is not acceptable to Amex, Birch Mountain will be subject to delisting procedures as set forth in Section 1010 and part 12 of the Company Guide. If the Plan is accepted but it is not in compliance with the continued listing standards at the conclusion of the plan period, or if the Company does not make progress consistent with the plan during the plan period, the Amex Staff will initiate delisting proceedings as appropriate.

Company Contacts: Birch Mountain, Tel. (403) 262-1838 - Fax (403) 263-9888
Steve Chizzik, Equity Communications, Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.